

03020422

Annual Report 2003

RE, 1-31-03

MAY 29 2003

ARS



# MOVADO GROUP INC.

PROCESSED
MAY 30 2003
THOMSON
FINANCIAL

MOVADO GROUP, INC.

Our Mission:

To be the leading company in the watch industry by (1) Building strong brands with the most sought-after images, and offering products with the best design, quality and value in their categories. (2) Treating everyone with respect and making integrity the core of our actions and relationships. Striving to have employees, vendors and retailers feel like they are part of the same team. (3) Providing the best possible services to our retailers and consumers, and recognizing their importance to our continued success. (4) Constantly striving for excellence. We believe our people are critical to the achievement of this goal, and their continuous development is essential. (5) Increasing sales and profits from year to year, ensuring the security and growth of our company.

# FINANCIAL HIGHLIGHTS

| *Dollars in millions (except per share data)* | **2003** | 2002 | 2001 |
|---|---|---|---|
| **Results of Operations:** | | | |
| Consolidated Sales | **$300.1** | $299.7 | $320.8 |
| Retail sales - Movado Boutiques and outlets | **$ 53.9** | $ 47.2 | $ 39.3 |
| Number of Movado Boutiques open at year end | **10** | 10 | 7 |
| Gross Profit % | **61.4%** | 61.4% | 61.5% |
| Operating income | **$ 31.8** | $ 26.3 | $ 34.1 |
| Net income | **$ 20.1** | $ 17.0 | $ 20.8 |
| Net income per share-diluted | **$ 1.65** | $ 1.42 | $ 1.75 |
| **Cash Flow and Financial Position:** | | | |
| Operating cash flows | **$ 33.3** | $ 16.5 | $ 25.3 |
| Cash and cash equivalents | **$ 38.4** | $ 17.0 | $ 23.1 |
| Working capital | **$219.4** | $153.9 | $154.6 |
| Shareholders' equity | **$236.2** | $172.5 | $159.5 |
| Tangible net worth | **$212.6** | $191.8 | $173.9 |
| Total debt | **$ 35.0** | $ 46.5 | $ 53.8 |
| Net debt to capitalization | **(1.4)%** | 17.1% | 19.3% |

**Net Sales from Ongoing Operations**
*Dollars in Millions*



2003
300.1
2002
299.7
2001
320.8


**Operating Cash Flows**
*Dollars in Millions*



33.3
16.5
25.3


**Gross Margin Performance**



61.4%
61.4%
61.5%

# TO OUR FELLOW SHAREHOLDERS:

We are pleased to report that in a challenging economy, Movado Group delivered a solid performance. Guided by the principles of our mission statement and focused on our key operating initiatives and growth opportunities, we achieved a substantial increase in earnings during fiscal 2003.

In a retail environment still feeling the economic impact of nine-eleven and reeling under the influence of growing geopolitical unrest, we were unable to reach our revenue targets. However we did maintain sales, recording a modest $350,000 increase from fiscal 2002 to $300.1 million. A more important indicator of fiscal performance, net income rose 17.9% to $20.1 million. Reflecting the Company's sound financial position, our earnings per share also grew an impressive 16.2% to $1.65. And cash flow, a clear barometer of financial strength, doubled to $33.3 million – affording us our strongest balance sheet to date, with zero net debt.

We attribute our earnings and cash flow growth during fiscal 2003 to the significant progress we have made in reducing operating expenses and improving productivity, and we will continue to focus on these crucial initiatives in the years ahead. Yet we derive our real strength from the recognition and reputation of our brands.

©2002 movado group, inc. www.movado.com

MOVADO

the art of time



irina dvorovenko, principal dancer, american ballet theatre.
movado se™. stainless steel with diamonds. blue dial.
vintage denim strap.sapphire crystal. swiss made. water resistant.
movado is proud of its long-time association with the arts.



It has long been our policy to maintain market share during times of economic uncertainty by continuing to introduce new products, and by sustaining our powerful advertising presence and vigorous marketing programs. This practice has always proven successful in the past – we have historically achieved strong sales growth during economic recovery following periods of recession. So during this past difficult year, we continued to build and support our brands, investing a very healthy 16.8% of sales back into advertising, and taking strides to solidify a platform for growth that we will capitalize on as the economic environment improves.

Our flagship brand Movado has earned world renown for innovative watch design over the past 122 years – and with it, exceptional brand recognition and consumer following. In 1960, Movado revolutionized watch design with the introduction of the Movado Museum Watch. Influenced by the functional purity and simplicity of the Bauhaus movement, this stark black dial with a single dot at 12 was then considered radical. Today it is regarded as an icon of modernism, and the Museum dial, along with the design philosophy that inspired it, continues to define the Movado brand and distinguish many of its new and best-selling models.


holiday 2002
MOVADO
the art of design

Building on this remarkable brand equity and a pattern of growth over the past 20 years, our Movado brand performed well throughout fiscal 2003, achieving a high single-digit revenue increase during the important fourth quarter holiday season. Sales, while suffering in certain international markets due to their weakened economies, continued to be driven by solid marketing support anchored by Movado's well established, image-building advertising campaign, and extremely well received Museum and non-Museum product introductions.

Our Movado Boutiques continue to spread and enhance the Movado brand image among design-conscious consumers, bringing the Movado brand's signature modernism to a product range that includes decorative home objects, personal accessories and exclusive jewelry in addition to watches. Building momentum in a difficult retail climate, comparable stores sales rose 4.2% for the year while gross margins increased. Concentrating on developing our business in the important gold and diamond jewelry category, we introduced a number of exciting new collections in fiscal 2003. This February, we opened new Boutiques in the Dadeland Mall and Aventura Mall, destination shopping centers in the Miami area.

The New Concord Saratoga
with signature crown protector.
Luxury in stainless steel
for men and women. $1,390.

I am not late,
you are.

The New Concord Saratoga.


CONCORD
SARATOGA
28
Saks Fifth Avenue

Call 888 812 6626 for more information. concord-watch.com

The design of these two new stores is a fully integrated reflection of the Movado brand image, providing a modern, elegant showcase for a growing range of Movado products. Our Boutique program, now at 12 stores nationwide, continues to be a successful growth initiative for the Company, and we plan to expand by three to six new stores annually over the next three years.

This past year, we took strategic measures to position our Concord brand for solid future growth in the luxury market. Sales declined as we shifted our product emphasis into more accessible steel and steel & gold luxury watches, strengthening Concord's position as a luxury watch brand that offers remarkable value. Last fall we introduced the new Concord Saratoga, a modern reinterpretation of one of the most successful sports luxury watches of all time. Well supported by a compelling new product-focused advertising campaign, the launch of this collection was very successful. Now, based on the sell-through momentum of Saratoga, and healthier inventories at retail, we believe our Concord brand is poised for renewed growth in the year ahead.

Fiscal 2003 was also a repositioning year for our ESQ brand, which posted low single-digit growth during the fourth quarter as retailers' inventories returned to desirable levels. Setting a new design direction for ESQ, we will


BEAUTYBRAINS
12
ESQ
SWISS
9
3
SWISS ESQUIRE QUARTZ
ESQ VENTURE
Crafted to the highest standards of Swiss quality and design. ESQ watches are smart looking and intelligently priced from $125. Featured: Venture, his or hers in solid stainless steel, $375.
ESQ
SWISS

introduce exceptional products of unique and distinctive design throughout this coming year, supported by our bold new Beauty/Brains advertising campaign with its well-priced Swiss quality and style message. We believe the implementation of these exciting plans throughout fiscal 2004 will prepare ESQ for accelerated growth in the mid-term future.

Fiscal 2003 was an excellent year for our Coach Watch brand. We posted double-digit sales growth with a very strong fourth quarter, exceeding our plan. We continued to partner with the Coach brand, introducing outstanding new products at more accessible $150 to $250 price points, attracting many new consumers. The Coach brand continues to set standards for style and success within the consumer products category, creating a new definition of accessible luxury. We are happy to share in the Coach brand's product philosophy with our Coach watch line, and believe we are well positioned to build even greater momentum during the coming year.

We are also extremely pleased with the growth of our Tommy Hilfiger watch brand in fiscal 2003. Sales reached $11 million – an increase of almost 90% over the prior year. This past holiday season, we exceeded plan in virtually every U.S. department store in which Tommy Hilfiger watches are

COACH BRIDLE CLASSIC BRACELET $295/STRAP $195/SWISS MADE/877 563 9855 COACH.COM ©2002 COACH®

COACH SWISS MADE

COACH SWISS MADE

COACH
EST. 1941

distributed, and we beat our sales plan in every channel of distribution, both domestically and internationally. Our Tommy Hilfiger watches are right on target with successes in the sport and fashion categories, and we have successfully begun to launch the brand internationally in Europe, Canada, the Caribbean and Latin America, with plans to expand European penetration and open in Asia later this year. We expect our strong momentum and the solid global growth opportunities we see, coupled with exciting new products, to produce continued growth for our Tommy Hilfiger brand in the years ahead.

In fiscal 2003, Movado Group achieved increasing levels of profitability and cash reserves, and a record level of cash flow. Our strong balance sheet gives us the capability to execute our growth plans and the flexibility to seize market opportunities when appropriate. Moving forward, we will focus on generating top line growth as the economic environment recovers. The improvements in our operating efficiencies required for increased profitability are now in place. As we continue to take advantage of them while implementing our brand business strategies, we expect to see Company profit levels and revenues climb.

We also recognize that world-class companies take great care of their customers day after day, and we are committed to creating a customer-focused culture here at Movado. We intend to become the preferred partner to our wholesale customers by delighting them from the beginning with our responsiveness and ease of interaction. We have already taken the first steps toward accomplishing this mission by implementing our toll-free customer service number, and extending our telephone service hours. Taking an important and exciting step further, we plan to be one of the first watch companies to offer after sales service on the web later this year.

At Movado Group, we are proud of our record. We take our responsibilities to our shareholders, vendors, customers and employees very seriously. We always have. For these are the people who make our Company work, grow and prosper. We are proud to thank the nearly 900 talented and dedicated full-time Movado Group employees around the world for all their hard work. We would also like to express our appreciation to our consumers, wholesale customers, suppliers and shareholders, all of whom continue to contribute to our success.

While no one can foresee precisely what the future holds, we are excited about the plans underway for fiscal 2004, and confident in our ability to drive Movado Group to profitable new heights in the years ahead.





GEDALIO GRINBERG
*Chairman*

EFRAIM GRINBERG
*President and Chief Executive Officer*


TOMMY HILFIGER


TOMMY HILFIGER
watches

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Forward-Looking Statements

Statements in this annual report on Form 10-K, including statements under this Item 7 and elsewhere in this report as well as statements in future filings by the Company with the Securities and Exchange Commission ("SEC"), in the Company's press releases and oral statements made by or with the approval of an authorized executive officer of the Company, which are not historical in nature, are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts and projections about the Company, its future performance, the industry in which the Company operates and management's assumptions. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", "may", "will", "should" and variations of such words and similar expressions are also intended to identify such forward-looking statements. The Company cautions readers that forward-looking statements include, without limitation, those relating to the Company's future business prospects, projected operating or financial results, revenues, working capital, liquidity, capital needs, plans for future operations, expectations regarding capital expenditures and operating expenses, effective tax rates, margins, interest costs, and income as well as assumptions relating to the foregoing. Forward-looking statements are subject to certain risks and uncertainties, some of which cannot be predicted or quantified. Actual results and future events could differ materially from those indicated in the forward-looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the SEC including, without limitation, the following: general economic and business conditions which may impact disposable income of consumers in the United States and the other significant markets where the Company's products are sold, changes in consumer preferences and popularity of particular designs, new product development and introduction, competitive products and pricing, seasonality, availability of alternative sources of supply in the case of the loss of any significant supplier, the loss of significant customers, the Company's dependence on key employees and officers, the continuation of licensing arrangements with third parties, ability to secure and protect trademarks, patents and other intellectual property rights, ability to lease new stores on suitable terms in desired markets and to complete construction on a timely basis, continued availability to the Company of financing and credit on favorable terms, business disruptions, disease, general risks associated with doing business outside the United States including, without limitation, import duties, tariffs, quotas, political and economic stability, and success of hedging strategies with respect to currency exchange rate fluctuations.

## General

*Wholesale Sales.* Among the more significant factors that influence annual sales are general economic conditions in the Company's domestic and international markets, new product introductions, the level and effectiveness of advertising and marketing expenditures and product pricing decisions.

Approximately 13% of the Company's total sales are from international markets and therefore reported sales are affected by foreign exchange rates. Significant portions of the Company's international sales are billed in Swiss francs and translated to U.S. dollars at average exchange rates for financial reporting purposes.

The Company's business is seasonal. There are two major selling seasons in the Company's domestic markets: the Spring season, which includes school graduations and several holidays and, most importantly, the Christmas and holiday season. Major selling seasons in certain international markets center on significant local holidays that occur in late Winter or early Spring. These markets are a less significant portion of the Company's business and, therefore, their impact is far less than that of the selling seasons in North America.

*Retail Sales.* The Company's retail operations consist of 12 Movado Boutiques and 26 outlet stores located throughout the U.S. The Company does not have any overseas retail operations.

The significant factors that influence annual sales volumes in the Company's retail operations are similar to those that influence domestic wholesale operations. In addition, many of the Company's outlet stores are located near vacation destinations and, therefore, the seasonality of these stores is driven by the peak tourist season associated with these locations.

*Gross Margins.* The Company's overall gross margins are primarily affected by four major factors: brand and product sales mix, product pricing strategy, manufacturing costs and the U.S. dollar/Swiss franc exchange rate.

Gross margins vary among the brands included in the Company's portfolio and also among watch models within each brand. Luxury and premium retail price point models generally earn lower gross margins than more popular moderate price models. Gross margins in the Company's outlet business are lower than those of the wholesale business since the outlets primarily sell seconds and discontinued models that generally command lower selling prices. Gross margins from the sale of watches in the Movado Boutiques exceed those of the wholesale business since the Company earns full channel margins from manufacture to point of sale to the consumer.

All of the Company's brands compete with a number of other brands on the basis of not only styling but also wholesale and retail price. The Company's ability to improve margins through price increases is therefore, to some extent, constrained by competitors' actions.

Manufacturing costs of the Company's brands consist primarily of component costs, internal and subcontractor assembly costs and unit overhead costs associated with the Company's supply chain operations in Switzerland and Asia. The Company seeks to control and reduce component and subcontractor labor costs through a combination of negotiations with existing suppliers and alternative sourcing. The Company's supply chain operations consist of logistics management of assembly operations and product sourcing in Switzerland and Asia and minor assembly in Switzerland. Through aggressive productivity improvement efforts, the Company has controlled the level of overhead costs and maintained flexibility in its cost structure by outsourcing a significant portion of its component and assembly requirements and expects to extend this strategy over the near term.

Since a substantial amount of the Company's product costs are incurred in Swiss francs, fluctuations in the U.S. dollar/Swiss franc exchange rate can impact the Company's production costs and, therefore, its gross margins. The Company hedges its Swiss franc purchases using a combination of forward contracts, purchased currency options and spot purchases. The Company's hedging program has, in the recent past, been reasonably successful in stabilizing product costs and gross margins despite exchange rate fluctuations.

*Operating Expenses.* The Company's operating expenses consist primarily of advertising, selling, distribution and general and administrative expenses. Annual advertising expenditures are based principally on overall strategic considerations relative to maintaining or increasing market share in markets that management considers to be crucial to the Company's continued success as well as on general economic conditions in the various markets around the world in which the Company sells its products.

Selling expenses consist primarily of salaries, sales commissions, sales force travel and entertainment, expenses associated with the Basel Watch and Jewelry Fair and other industry trade shows and operating costs incurred in connection with the Company's retail business. Sales commissions vary with overall sales levels. Retail operating expenses consist primarily of salaries and store rents.

Distribution expenses consist primarily of salaries of distribution staff, rental and other occupancy costs, security, depreciation and amortization of furniture and leasehold improvements and shipping supplies.

General and administrative expenses consist primarily of salaries and other employee compensation, employee benefit plan costs, office rent, management information systems costs, bad debts, patent and trademark expenses and various other general corporate expenses.

Operating expenses over the last three years reflects the net effect of the Company's efforts to reduce spending, implement productivity improvements, and at the same time, invest in strategic growth initiatives, including the Movado Boutique expansion and the launch of the Tommy Hilfiger watch line.

**Critical Accounting Policies and Estimates**

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and those significant policies are more fully described in Note 1 to MGI's consolidated financial statements. The preparation of these financial statements and the application of the most critical of those policies require management to make judgments based on estimates and assumptions that affect the information reported. On an on-going basis, management reevaluates its estimates and judgments, including those related to sales discounts and markdowns, product returns, bad debt, inventories, income taxes, financing operations, warranty obligations, and contingencies and litigation. Management bases its estimates and judgments about the carrying values of assets and liabilities that are not readily apparent from other sources on historical experience, contractual commitments and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following are the critical accounting policies requiring significant judgments and estimates used in the preparation of its consolidated financial statements.

*Revenue Recognition*

The Company recognizes its revenue upon transfer of title and risk of loss, or in the case of retail sales, at the time of register receipt. The Company estimates returns and sales and cash discount allowances in the same period the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business. While such returns and allowances have historically been within management's expectations and the provisions established, future actual experience may differ from that experienced in the past.

*Allowance for Doubtful Accounts*

Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on the Company's on-going credit evaluations of the customers and customer payment history and account aging. While the actual bad debt losses have historically been within the Company's expectations and the allowances established, there can be no guarantee that the Company will continue to experience the same bad debt loss rates. As of January 31, 2003, there were no known situations with any of the Company's major customers which would indicate the customer's inability to make their required payments.

*Inventories*

The Company values its inventory at the lower of cost or market using the first-in, first-out (FIFO) method. The cost of finished goods and component inventories, held by overseas subsidiaries, are determined using average cost. The Company's management regularly reviews its sales to customers and customers' sell-through at retail to determine excess or obsolete inventory reserves. Inventory with less than acceptable turn rates is classified as discontinued and, together with the related component parts which can be assembled into saleable finished goods, is sold through the Company's outlet stores. When management determines that finished product and components are unsaleable in the Company's outlet stores, a reserve is established for the cost of those products and components. These estimates could vary significantly, either favorably or unfavorably, from actual requirements depending on future economic conditions, customer inventory levels or competitive conditions which may differ from our expectations.

*Long-lived Assets*

The Company periodically reviews the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company's maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

*Warranty*

All watches sold by the Company are covered by limited warranties against defects in material and workmanship for periods ranging from one to ten years from the date of purchase for movements and up to five years for the gold plating for Movado watch cases and bracelets. The Company records an estimate for future warranty costs based on historical repair costs. Warranty costs have historically been within the Company's expectations and the provisions established. If such costs were to substantially exceed estimates, this could have an adverse affect on the Company's operating results.

*Income Taxes*

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and tax rates, in each jurisdiction the Company operates, and applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more likely than not basis. The Company calculates estimated income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for both book and tax purposes.

**Results of Operations**

The following is a discussion of the results of operations for fiscal 2003 compared to fiscal 2002 and fiscal 2002 compared to fiscal 2001 along with a discussion of the changes in financial condition during fiscal 2003.

The following are net sales by business segment *(in thousands)*:

| | Fiscal Years Ended January 31, | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| Wholesale: | | | |
| Domestic | **$200,690** | $196,900 | $231,121 |
| International | **37,212** | 46,821 | 44,937 |
| Retail | **53,882** | 47,172 | 39,303 |
| Other | **8,293** | 8,832 | 5,480 |
| Net Sales | **$300,077** | $299,725 | $320,841 |

The following table presents the Company's results of operations expressed as a percentage of net sales for the fiscal years indicated:

| | Fiscal Years Ended January 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | % of net sales | % of net sales | % of net sales |
| Net sales | 100.0% | 100.0% | 100.0% |
| Cost of sales | 38.6% | 38.6% | 38.5% |
| Gross profit | 61.4% | 61.4% | 61.5% |
| Selling, general and administrative expenses | 50.8% | 52.6% | 50.9% |
| Operating income | 10.6% | 8.8% | 10.6% |
| Interest expense, net | 1.3% | 1.8% | 2.0% |
| Income before taxes and cumulative effect | 9.3% | 7.0% | 8.6% |
| Provision for income taxes | 2.6% | 1.2% | 2.1% |
| Income before cumulative effect | 6.7% | 5.8% | 6.5% |
| Cumulative effect of a change in accounting principle | — | (0.1%) | — |
| Net income | 6.7% | 5.7% | 6.5% |

## Fiscal 2003 Compared to Fiscal 2002

*Net Sales*

Net sales in fiscal 2003 were $300.1 million, slightly above fiscal 2002 sales of $299.7 million. The wholesale business overall decreased by $5.8 million or 2.4%. The domestic wholesale business increased by 1.9% or $3.8 million. The domestic sales increase was fueled by the door expansion and strong retail sell through of the Tommy Hilfiger brand, double-digit growth in the Coach brand with the introduction of successful new products and higher sales in the Movado brand driven by strong new product introductions and solid marketing support. The increases were offset by lower volume in the luxury Concord brand and the moderately priced ESQ brand. The international wholesale business was below fiscal 2002 by $9.6 million or 20.5%. In constant dollars, international wholesale sales decreased by 26.9%. The weak economic environment in Europe and Asia resulted in sales declines in the Concord and Movado brands of $12.0 million or 28.3%. This was partially offset by sales increases in the Tommy Hilfiger brand as a result of the launch in four European markets and higher sales in the Coach brand in Japan and the duty free business in Asia.

Sales in the Company's retail segment increased by $6.7 million or 14.2% due mainly to year on year increases in three new Movado Boutiques and three new outlet stores opened in the later half of fiscal 2002 plus the opening of one new outlet store in the later part of fiscal 2003. In addition, comparable store sales increased by 4.2% and 5.5% in the Movado Boutiques and outlet stores, respectively. At January 31, 2003, the Company owned and operated 10 Movado Boutiques and 26 outlets as compared to 10 Movado Boutiques and 25 outlets at January 31, 2002.

Other sales, which includes domestic and international after sales service and shipping income, declined by $0.5 million or 6.1%. This was primarily the result of lower after sales service revenues due to the closing of three of the Company operated service centers.

*Gross Margin*

Gross margin for the year remained strong at 61.4% and was consistent with fiscal 2002 results.

*Operating Expenses*

Operating expenses of $152.4 million reflect a 3.4% decline from $157.8 million in fiscal 2002. In constant dollars, operating expenses were $151.0 million or 4.3% below fiscal 2002. The decrease in operating expenses of $5.4 million was the result of a $6.4 million reduction in marketing and advertising or 11.3%, slight reductions in distribution expense and general and administrative expenses of $1.1 million or 2.0%, somewhat offset by an increase in selling expenses of $2.1 million or 4.7%.

The decrease in advertising and marketing resulted from decreased media and co-op spending in the international wholesale business of $2.7 million, which was commensurate with the decline in sales volume, reduced fixed spending under the Tommy Hilfiger license agreement of $1.5 million, and a reduced level of spending for media and production costs in the domestic wholesale business.

The decrease in distribution and general and administrative expenses of $1.1 million resulted from the inclusion of a $2.7 million one-time severance and early retirement charge in the fiscal 2002 results, and reductions in travel and entertainment, payroll and other operating expenses as a result of on-going cost reduction initiatives. These decreases were partially offset by increases in bonus expense, higher rental expense and higher legal and bad debt expenses.

Selling expenses increased by $2.1 million primarily due to increased spending in support of the growth of the Company's retail business, primarily the expansion of its Movado Boutiques. Three Movado Boutiques and three outlet stores that were opened in the later part of fiscal 2002 operated for a full year in fiscal 2003. This resulted in higher costs in the retail segment of $2.9 million or 17.9%. Somewhat offsetting these costs were reduced payroll and travel and entertainment spending in the domestic wholesale business.

*Interest Expense*

Interest expense in fiscal 2003 declined by $1.5 million from $5.4 million in fiscal 2002 to $3.9 million in fiscal 2003. The decrease was due to significantly lower weighted average bank borrowings in addition to a lower effective interest rate on the borrowings. The average borrowings for fiscal 2003 were $67.9 million or 17.6% lower than fiscal 2002 borrowings of $82.4 million. This was due to favorable cash flow and working capital management.

*Income Taxes*

The Company's income tax provision amounted to $7.8 million and $3.7 million in fiscal 2003 and 2002, respectively. This represents a 28% effective tax rate in fiscal 2003 versus an 18% rate for fiscal 2002. The effective tax rate in fiscal 2003 of 28% is more indicative of the Company's expected effective tax rate from its future operations. The 18% effective tax rate in fiscal 2002 reflected a decrease in the Company's U.S. source earnings as a percentage of the overall earnings mix.

## Fiscal 2002 Compared to Fiscal 2001

*Net Sales*

Net sales decreased by 6.6% to $299.7 million in fiscal 2002 from $320.8 million in fiscal 2001. This decrease was the result of the U.S. recession and the economic conditions resulting from the tragic events surrounding September 11, 2001. Domestic brand sales decreased by 14.8% or $34.2 million. The domestic sales decline was the result of the economic uncertainty that surrounded the second half of fiscal 2002, which resulted in our retailers delaying their purchases so that they were much closer to their selling season and their reluctance to build their inventory levels. These sales declines were partially offset by the launch of the Tommy Hilfiger brand. International brand sales increased by 4.2% with increases of 5.5% in the Concord brand and 4.3% in the Movado brand.

Sales in the Company's retail segment increased by $7.9 million or 20.0% due mainly to the Company opening three new outlets and three new Boutiques. In addition, comparable store sales increased by 7.1% and 4.7% in the Movado Boutiques and outlet stores, respectively. At January 31, 2002, the Company owned and operated 10 Movado Boutiques and 25 outlets as compared to seven Movado Boutiques and 23 outlets at January 31, 2001.

Other sales, which include domestic and international service and shipping income, increased by 61.2% or $3.4 million due to an increase in service and shipping revenue.

*Gross Margin*

Gross margin decreased slightly to 61.4% in fiscal 2002 from 61.5% in fiscal 2001. The decrease in gross margin reflects lower margins in our wholesale segment, which decreased due to a change in the product sales mix offset by higher margins in our retail operations due to higher margin products offered at retail.

*Operating Expenses*

Operating expenses decreased 3.4% to $157.8 million in fiscal 2002 from $163.3 million in fiscal 2001. The decrease in operating expenses related to several areas, including advertising and marketing expense decrease of $5.3 million or 8.6%; selling expense decrease of $0.1 million or 0.2%; general and administrative expense decrease of $3.0 million or 6.3%; and somewhat offset by an increase in distribution expense of $2.9 million or 34.7%.

The decrease in advertising expense was the result of a headcount reduction and a decrease in cooperative advertising programs offset by an increase in media expenditures and costs related to the launch of the Tommy Hilfiger brand.

Selling expense remained flat compared to fiscal 2001 even with an increase in spending for the Company's growth initiatives. During fiscal 2002, the Company opened two Movado Boutiques and its flagship Movado Boutique in New York City, three new outlet stores and launched the Tommy Hilfiger watch line in the U.S. These investments were offset by decreases in sales commissions and bonuses which declined due to decreased sales.

The decrease in general and administrative expenses is the result of the Company's cost reduction initiatives and a decrease in bonus expense due to the Company not meeting corporate earnings targets. These savings were partially offset by the severance and early retirement charge of $2.7 million recorded in the third quarter of fiscal 2002.

Distribution expense reflects the costs associated with the relocation and expansion to a new state-of-the-art distribution center, which was occupied in February 2001. These expenses include occupancy costs, security systems and depreciation.

*Interest Expense*

Net interest expense in fiscal 2002 decreased by $1.0 million from $6.4 million in fiscal 2001 to $5.4 million in fiscal 2002. The net decrease was due to a lower average interest rate on the short-term bank borrowings from approximately 8.2% in fiscal 2001 to 4.8% in fiscal 2002, partially offset by an increase of the weighted average short-term bank borrowings. In addition, a $5.0 million payment on the long-term borrowings was made in January 2001. Interest for this borrowing was reduced by approximately $0.3 million.

*Income Taxes*

The Company's income tax provision amounted to $3.7 million and $6.9 million in fiscal 2002 and 2001, respectively, or 18% of pretax income for fiscal 2002 and 25% of pretax income for fiscal 2001. During fiscal 2002, the Company's estimated effective annual tax rate changed from 28% to 18%, reflecting a decrease in the Company's U.S. source earnings as a percentage of the overall earnings mix. The tax expense for the third quarter of fiscal 2002 was adjusted for the difference between the 18% annual tax rate versus the 28% tax rate used to record tax expense for the six months ended July 31, 2001.

**Liquidity and Financial Position**

At January 31, 2003, the Company had $38.4 million of cash equivalents as compared to $17.0 million in the prior year. The increase in cash was primarily derived from $33.3 million generated by operating activities, somewhat offset by cash used for capital expenditures and trademarks of $7.0 million and repayment of debt of $11.5 million.

The Company's major source of funds has been cash generated from operations. In fiscal 2003, 2002 and 2001, the Company generated from operations $33.3 million, $16.5 million and $25.3 million, respectively. This positive cash flow has been the source to fund the Company's growth initiatives, including working capital, capital expenditures, the Company's stock repurchase program and debt repayment.

Accounts receivable at January 31, 2003 were $94.4 million as compared to $92.0 million in the prior year. In constant dollars, accounts receivable at January 31, 2003 were $92.8 million or 0.9% above prior year due to the sales increase in the fourth quarter year over year.

Inventories at January 31, 2003 were $111.7 million as compared to $98.6 million in the prior year. Since 43% of the inventory is held in Switzerland and Canada, the year on year translation in the balance sheet includes the effect of the weaker U.S. dollar in fiscal 2003. In constant dollars, inventories at January 31, 2003 were $102.7 million or 4.2% above prior year. The Company expects that inventory levels in fiscal 2004 will remain consistent with fiscal 2003 levels.

The Company used cash of $7.0 million in fiscal 2003, $14.7 million in fiscal 2002 and $11.7 million in fiscal 2001 for investing activities, primarily for capital expenditures.

Capital expenditures totaling $6.5 million in fiscal 2003 relate primarily to the build out of two new Movado Boutique stores opened in the Miami, Florida area in February 2003, various information system projects and enhancements, the addition of a state-of-the-art jewelry vault in the distribution center and the addition of a new outlet store. Capital expenditures amounting to $13.9 million in fiscal 2002 relate primarily to the relocation of the Company's U.S. headquarters, opening two new Movado Boutiques and the flagship Movado Boutique in New York City, various information systems projects and expansion of the Company's network of outlet stores. The Company's capital expenditures for fiscal 2001 amounted to $10.8 million. Expenditures in fiscal 2001 were primarily for management information systems projects, the addition of two Movado Boutiques and one outlet store and the build out of the new distribution center in Moonachie, New Jersey. The Company expects that annual capital expenditures in the near term will approximate the levels experienced in fiscal 2001. These expenditures will relate primarily to leasehold improvements, furniture and fixtures for new Movado Boutiques, management information systems projects and store renovations.

Cash used in financing activities amounted to $11.1 million in fiscal 2003. This compares to $6.9 million and $17.4 million of cash used in financing activities in fiscal 2002 and 2001, respectively. Cash used in financing activities during fiscal 2003 and 2002 was primarily for repayment of bank debt and the annual repayment of the Senior Notes.

At January 31, 2003 the Company had two series of Senior Notes outstanding. Senior Notes due January 31, 2005 were originally issued in a private placement completed in fiscal 1994. These notes have required annual principal payments of $5.0 million since January 1998 and bear interest of 6.56% per annum. The Company repaid $5.0 million in principal amount of these notes in each of fiscal 2003, 2002 and 2001. At January 31, 2003, $10.0 million in principal amount of these notes remained outstanding.

During fiscal 1999, the Company issued $25.0 million of Series A Senior Notes under a Note Purchase and Private Shelf Agreement dated November 30, 1998. The $25.0 million Series A Senior Notes bear interest at 6.90%, mature on October 30, 2010 and are subject to annual repayments of $5.0 million commencing October 31, 2006.

On March 21, 2001, the Company entered into a new Note Purchase and Private Shelf Agreement which allows for the issuance, for up to three years after the date thereof, of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance. As of January 31, 2003 and 2002, there were no amounts outstanding under the agreement.

The components of long-term debt as of January 31 were as follows (in thousands):

| | **2003** | 2002 |
|---|---|---|
| Senior Notes | **$10,000** | $15,000 |
| Series A Senior Notes | **25,000** | 25,000 |
| | **35,000** | 40,000 |
| Less: current portion | **—** | 5,000 |
| Long-term debt | **$35,000** | $35,000 |

On June 22, 2000, the Company completed the renewal of its revolving credit and working capital lines with its bank group. That agreement provides for a three year $100.0 million unsecured revolving line of credit and $15.0 million of uncommitted working capital lines. At January 31, 2003, the Company had no outstanding borrowings under its bank lines as compared to $6.5 million at January 31, 2002. The decrease in borrowings at the end of fiscal 2003 as compared to fiscal 2002 was primarily due to higher net income and favorable working capital management. The current line of credit expires on June 22, 2003. The Company is in the process of renewing a new multi-year revolving line of credit that will be completed prior to June 22, 2003.

Under a series of share repurchase authorizations approved by the Board of Directors, the Company has maintained a discretionary buy-back program. There were no shares repurchased under the repurchase program during fiscal 2003 and fiscal 2002. As of January 31, 2003, the Company had authority to repurchase additional shares for up to $4.5 million against an aggregate authorization of $30.0 million.

Minimum annual rentals at January 31, 2003 under noncancelable operating leases which do not include escalations that will be based on increases in real estate taxes and operating costs are as follows:

| Year Ending January 31, *(in thousands)*: | |
|---|---|
| 2004 | $ 7,922 |
| 2005 | 7,452 |
| 2006 | 7,054 |
| 2007 | 6,363 |
| 2008 | 5,095 |
| Thereafter | 19,387 |
| | $53,273 |

Cash dividends in fiscal 2003 and 2002 amounted to $1.4 million each year compared to $1.2 million in fiscal 2001.

At January 31, 2003, the Company had working capital of $219.4 million as compared to $153.9 million in the prior year. The increase in working capital was predominantly the result of higher cash, lower debt and an increase in assets related to hedging derivatives and the translation of Swiss and Canadian inventories. The Company ended fiscal 2003 with no short-term borrowings and net debt of -$3.4 million as compared to $6.5 million in short-term borrowings and net debt of $29.5 million ending fiscal 2002.

The net debt to capitalization at January 31, 2003 was -1.4% as compared to 17.1% at January 31, 2002. In fiscal 2003, the Company had a cash balance greater than the total debt which resulted in negative net debt.

In summary, the Company made significant progress in generating positive cash flow from operating activities in each of the fiscal years 2003, 2002 and 2001. The Company believes it will continue to generate positive cash flow from operations in the future.

### Recently Issued Accounting Standards

In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and financial reporting for legal obligations and costs associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of SFAS No. 143 effective for fiscal 2004. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial position and results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002. This statement supercedes the EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other

Costs to Exit an Activity (including certain costs incurred in a restructuring)." SFAS No. 146 requires that liabilities associated with exit or disposal activities initiated after adoption be recognized and measured at fair value when incurred, as opposed to at the date an entity commits to the exit or disposal plans. The Company is still evaluating the impact of adopting this pronouncement on its consolidated financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded on the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees, including indemnifications, that an entity has issued and a rollforward of the entity's product warranty liabilities. The Company will apply the recognition provisions of FIN 45 prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements of interim periods or annual periods ending after December 15, 2002. See Note 1 under "Warranty Costs." The Company is currently in the process of evaluating the potential impact that the adoption of the recognition provisions of FIN 45 will have on its consolidated financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The adoption of SFAS No. 148 is not expected to have a significant impact on the Company's consolidated financial position and results of operations.

## Consolidated Statements of Income

| (in thousands, except per share amounts) | Fiscal Year Ended January 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Net sales | $300,077 | $299,725 | $320,841 |
| Costs and expenses: | | | |
| Cost of sales | 115,907 | 115,653 | 123,392 |
| Selling, general and administrative | 152,394 | 157,799 | 163,317 |
| | 268,301 | 273,452 | 286,709 |
| Operating income | 31,776 | 26,273 | 34,132 |
| Interest expense, net | 3,916 | 5,415 | 6,443 |
| Income before income taxes and cumulative effect of a change in accounting principle | 27,860 | 20,858 | 27,689 |
| Provision for income taxes | 7,801 | 3,735 | 6,922 |
| Income before cumulative effect of a change in accounting principle | 20,059 | 17,123 | 20,767 |
| Cumulative effect of a change in accounting principle, net of a tax benefit of $42 | — | (109) | — |
| Net income | $20,059 | $17,014 | $20,767 |
| Basic income per share | | | |
| Income before cumulative effect of a change in accounting principle | $1.69 | $1.47 | $1.78 |
| Cumulative effect of a change in accounting principle | — | (0.01) | — |
| Net income per share | $1.69 | $1.46 | $1.78 |
| Weighted basic average shares outstanding | 11,870 | 11,683 | 11,651 |
| Diluted income per share | | | |
| Income before cumulative effect of a change in accounting principle | $1.65 | $1.43 | $1.75 |
| Cumulative effect of a change in accounting principle | — | (0.01) | — |
| Net income per share | $1.65 | $1.42 | $1.75 |
| Weighted diluted average shares outstanding | 12,190 | 12,007 | 11,866 |

*See Notes to Consolidated Financial Statements*

## Consolidated Balance Sheets

| (in thousands, except share and per share amounts) | January 31, 2003 | 2002 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash | $ 38,365 | $ 16,971 |
| Trade receivables, net | 94,438 | 92,014 |
| Inventories, net | 111,736 | 98,589 |
| Other | 36,646 | 19,467 |
| Total current assets | 281,185 | 227,041 |
| Property, plant and equipment, net | 39,939 | 38,726 |
| Other assets | 24,030 | 24,909 |
| Total assets | $345,154 | $290,676 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Loans payable to banks | $ — | $ 6,500 |
| Current portion of long-term debt | — | 5,000 |
| Accounts payable | 22,712 | 23,824 |
| Accrued liabilities | 22,735 | 25,417 |
| Current taxes payable | 11,467 | 8,646 |
| Deferred taxes payable | 4,851 | 3,722 |
| Total current liabilities | 61,765 | 73,109 |
| Long-term debt | 35,000 | 35,000 |
| Deferred and noncurrent income taxes | 4,229 | 1,513 |
| Other liabilities | 7,948 | 8,584 |
| Total liabilities | 108,942 | 118,206 |
| Commitments and contingencies (Note 10) | | |
| Shareholders' equity: | | |
| Preferred Stock, $0.01 par value, 5,000,000 shares authorized; no shares issued | — | — |
| Common Stock, $0.01 par value, 20,000,000 shares authorized; 10,057,367 and 9,797,776 shares issued, respectively | 101 | 98 |
| Class A Common Stock, $0.01 par value, 10,000,000 shares authorized; 3,428,277 and 3,509,733 shares issued and outstanding, respectively | 34 | 35 |
| Capital in excess of par value | 72,145 | 69,484 |
| Retained earnings | 172,287 | 153,830 |
| Accumulated other comprehensive income (loss) | 19,386 | (23,286) |
| Treasury Stock, 1,547,156 and 1,544,487 shares at cost, respectively | (27,741) | (27,691) |
| Total shareholders' equity | 236,212 | 172,470 |
| Total liabilities and shareholders' equity | $345,154 | $290,676 |

*See Notes to Consolidated Financial Statements*

## Consolidated Statements of Cash Flows

| (in thousands) | Fiscal Year Ended January 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $20,059 | $17,014 | $20,767 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 8,369 | 7,550 | 6,341 |
| Deferred and noncurrent income taxes | 2,399 | (1,859) | (1,629) |
| Provision for losses on accounts receivable | 1,987 | 1,384 | 2,386 |
| Provision for inventories | 830 | 756 | 1,710 |
| Loss on disposition of leasehold improvements, furniture and fixtures | — | 492 | — |
| Tax benefit from stock options exercised | 489 | 685 | 287 |
| Changes in current assets and liabilities: | | | |
| Trade receivables | (2,602) | 4,185 | (5,134) |
| Inventories | (4,815) | (5,372) | (20,043) |
| Other current assets | 7,471 | 64 | (3,383) |
| Accounts payable | (2,989) | (4,443) | 11,142 |
| Accrued liabilities | (3,545) | (2,375) | 9,322 |
| Deferred and current taxes payable | 2,465 | (3,051) | 9,800 |
| Other noncurrent assets | 3,824 | (6,234) | (5,960) |
| Other noncurrent liabilities | (636) | 7,750 | (335) |
| Net cash provided by operating activities | 33,306 | 16,546 | 25,271 |
| Cash flows from investing activities: | | | |
| Capital expenditures | (6,525) | (13,902) | (10,833) |
| Trademarks | (514) | (807) | (852) |
| Net cash used in investing activities | (7,039) | (14,709) | (11,685) |
| Cash flows from financing activities: | | | |
| Repayment of Senior Notes | (5,000) | (5,000) | (5,000) |
| Net payment of current bank borrowings | (6,500) | (2,300) | (4,700) |
| Stock options exercised and other changes | 2,172 | 1,780 | 840 |
| Dividends paid | (1,602) | (1,360) | (1,206) |
| Repurchase of Common Stock | (135) | — | (7,329) |
| Net cash used in financing activities | (11,065) | (6,880) | (17,395) |
| Effect of exchange rate changes on cash | 6,192 | (1,045) | 253 |
| Net increase (decrease) in cash | 21,394 | (6,088) | (3,556) |
| Cash at beginning of year | 16,971 | 23,059 | 26,615 |
| Cash at end of year | $38,365 | $16,971 | $23,059 |

*See Notes to Consolidated Financial Statements*

## Consolidated Statements of Changes in Stockholders' Equity

| (in thousands, except per share amounts) | Preferred Stock | Common Stock | Class A Common Stock | Capital in Excess of Par Value | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock |
|---|---|---|---|---|---|---|---|
| Balance, January 31, 2000 | $— | $ 95 | $35 | $66,113 | $118,615 | ($16,462) | ($20,581) |
| Net income | | | | | 20,767 | | |
| Dividends ($0.105 per share) | | | | | (1,206) | | |
| Stock options exercised, net of tax of $287 | | 1 | | 1,129 | | | |
| Common Stock repurchased | | | | | | | (7,329) |
| Foreign currency translation adjustment | | | | | | (1,707) | |
| Balance, January 31, 2001 | $— | $ 96 | $35 | $67,242 | $138,176 | ($18,169) | ($27,910) |
| Net income | | | | | 17,014 | | |
| Dividends ($0.12 per share) | | | | | (1,360) | | |
| Stock options exercised, net of tax of $685 | | 2 | | 1,863 | | | |
| Employee stock bonus plan | | | | | | | 219 |
| Supplemental executive retirement plan | | | | 379 | | | |
| Accounting change, net of tax of $143 | | | | | | 367 | |
| Net unrealized gain on investments, net of tax of $77 | | | | | | 199 | |
| Effective portion of unrealized loss on hedging contracts, net of tax of $99 | | | | | | (449) | |
| Foreign currency translation adjustment | | | | | | (5,234) | |
| Balance, January 31, 2002 | $— | $ 98 | $35 | $69,484 | $153,830 | ($23,286) | ($27,691) |
| Net income | | | | | 20,059 | | |
| Dividends ($0.12 per share) | | | | | (1,602) | | |
| Stock options exercised, net of tax of $489 | | 2 | | 2,631 | | | |
| Employee stock bonus plan | | | | | | | 85 |
| Common Stock repurchased | | | | | | | (135) |
| Supplemental executive retirement plan | | | | 30 | | | |
| Net unrealized loss on investments, net of tax of $25 | | | | | | (82) | |
| Effective portion of unrealized gain on hedging contracts, net of tax of $2,709 | | | | | | 4,584 | |
| Foreign currency translation adjustment | | | | | | 38,170 | |
| Conversion of Class A Common Stock to Common Stock | | 1 | (1) | | | | |
| **Balance, January 31, 2003** | **$—** | **$101** | **$34** | **$72,145** | **$172,287** | **$19,386** | **($27,741)** |

*See Notes to Consolidated Financial Statements*

## *Note 1. Significant Accounting Policies*

### Organization and Business

Movado Group, Inc. (the "Company") is a designer, manufacturer and distributor of quality watches with prominent brands in almost every price category comprising the watch industry. In fiscal 2003, the Company marketed five distinctive brands of watches: Movado, Concord, ESQ, Coach and Tommy Hilfiger, which compete in most segments of the watch market.

The Company designs and manufactures Concord and Movado watches primarily through its subsidiaries and third party contract assemblers in Switzerland, as well as in the United States, for sale throughout the world. ESQ and Tommy Hilfiger watches are manufactured to the Company's specifications by independent contractors located in Asia. Coach watches are assembled in Switzerland by independent suppliers. Tommy Hilfiger watches are presently sold in North America, the Caribbean, Latin America, South America and Europe. The Company distributes its watch brands through its United States operations as well as through sales subsidiaries in Canada, Hong Kong, Singapore and Switzerland, and through a number of independent distributors located in various countries throughout the world.

In addition to its sales to trade customers and independent distributors, through a wholly-owned domestic subsidiary, the Company sells Movado watches, as well as proprietary Movado jewelry, tabletop and accessories directly to consumers in its Movado Boutiques. Additionally, the Company operates a number of outlet stores throughout the United States, through which it sells discontinued and second merchandise.

### Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

### Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

The financial statements of the Company's international subsidiaries have been translated into United States dollars by translating balance sheet accounts at year-end exchange rates and statement of operations accounts at average exchange rates for the year. Foreign currency transaction gains and losses are charged or credited to income as incurred. Foreign currency translation gains and losses are reflected in the equity section of the Company's consolidated balance sheet in accumulated other comprehensive income (loss).

### Cash and Cash Equivalents

Cash equivalents are considered all highly liquid investments with original maturities at date of purchase of three months or less.

### Trade Receivables

The Company's trade customers include department stores, jewelry store chains and independent jewelers. Movado, Concord and Tommy Hilfiger watches are also marketed outside the U.S. through a network of independent distributors. Accounts receivable are stated net of allowances for doubtful accounts, estimated returns and sales and cash discounts of $22.2 million and $19.6 million at January 31, 2003 and 2002, respectively. At January 31, 2003 and 2002, Zale Corporation accounted for 11% and 13% of consolidated trade receivables, respectively.

The Company's concentrations of credit risk arise primarily from accounts receivable related to trade customers during the peak selling seasons. The Company has significant accounts receivable balances due from major department store chains. The Company's results of operations could be materially adversely affected in the event any of these customers or a group of these customers defaulted on all or a significant portion of their obligations to the Company as a result of financial difficulties.

### Inventories

Inventories are valued at the lower of cost or market. The cost of domestic finished goods inventories is determined primarily using the first-in, first-out (FIFO) method. The cost of finished goods and component parts inventories held by overseas subsidiaries are determined using average cost.

### Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is provided using the straight-line method based on the estimated useful lives of assets, which range from three to ten years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the lease or the estimated useful life of the leasehold improvement. Computer software costs related to the development of major systems are capitalized as incurred and are amortized over their useful lives. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

### Long-lived Assets

The Company periodically reviews the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company's maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

### Capitalized Software Costs

The Company capitalizes certain computer software costs after technological feasibility has been established. The costs are amortized utilizing the straight-line method over the economic lives of the related products ranging from three to seven years. Computer software amortization expense for fiscal 2003, 2002 and 2001 was $3.0 million, $2.6 million and $1.9 million, respectively.

### Intangibles

Intangible assets consist primarily of trademarks and are recorded at cost. Trademarks are generally amortized over ten years. The Company continually reviews intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected undiscounted future operating cash flows are lower than the carrying value. At January 31, 2003 and 2002, intangible assets at cost were $6.9 million and $5.7 million, respectively, and related accumulated amortization of intangibles was $3.0 million and $2.0 million, respectively. Amortization expense for fiscal 2003, 2002 and 2001 was $0.6 million, $0.5 million and $0.5 million, respectively.

### Derivative Instruments

The Company utilizes derivative financial instruments to reduce foreign currency fluctuation risks. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. The Company adopted SFAS No. 133, as amended, in fiscal 2002, which resulted in the Company recording a transition adjustment to recognize its derivative instruments at fair value. This transition adjustment was an after-tax reduction to net income of approximately $0.1 million and an after-tax charge to accumulated other comprehensive income ("AOCI") of approximately $0.4 million. In addition, in the consolidated statement of cash flows, the Company presents cash flows from derivative instruments accounted for as cash flow hedges in the same category as the cash flows from the items being hedged.

### Revenue Recognition

The Company recognizes its revenue upon transfer of title and risk of loss or, in the case of retail sales, at the time of register receipt. The Company estimates returns and sales and cash discount allowances in the same period the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

### Preopening Costs

Costs associated with the opening of new retail and outlet stores are expensed in the period incurred.

### Advertising

The Company expenses the production costs of an advertising campaign at the commencement date of the advertising campaign. Advertising expense for fiscal 2003, 2002 and 2001 amounted to $50.5 million, $56.9 million and $62.3 million, respectively. As of January 31, 2003 and 2002, accrued advertising was included in the consolidated balance sheets in the amount of $3.1 million and $2.9 million, respectively.

### Shipping and Handling Costs

Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively, in accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs."

### Warranty Costs

The Company has warranty obligations in connection with the sale of its watches. The Company's products are covered by limited warranties against defects in materials and workmanship for periods ranging from one to ten years from the date of purchase for movements and up to five years for the gold plating on the Movado watch casings and bracelets. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time of sale. The Company estimates its warranty cost at the point of sale for a given product based on historical failure rates and related costs to repair. As of January 31, 2003 and 2002, the reserve balances for warranty costs were $0.9 million and $0.6 million, respectively.

### Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and tax rates, in each jurisdiction the Company operates, and applies to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more likely than not basis. The Company calculates estimated income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for both book and tax purposes.

### Earnings Per Share

The Company presents net income per share on a basic and diluted basis. Basic earnings per share is computed using weighted average shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for dilutive common stock equivalents.

The weighted average number of shares outstanding for basic earnings per share were 11,870,000, 11,683,000 and 11,651,000 for fiscal 2003, 2002 and 2001, respectively. For diluted earnings per share, these amounts were increased by 320,000, 324,000 and 215,000 in fiscal 2003, 2002 and 2001, respectively, due to potentially dilutive common stock equivalents issuable under the Company's stock option plans.

### Stock-based Compensation

Employee stock options are accounted for under the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. Accordingly, compensation expense has not been recognized for stock options granted at or above fair value. Had compensation expense been determined and recorded based upon the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings and earnings per share would have been reduced to pro forma amounts as follows:

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | As Reported | Pro Forma | As Reported | Pro Forma | As Reported | Pro Forma |
| Net Income | $20,059 | $16,439 | $17,014 | $14,249 | $20,767 | $19,135 |
| Net Income per share-Basic | $1.69 | $1.38 | $1.46 | $1.22 | $1.78 | $1.64 |
| Net Income per share-Diluted | $1.65 | $1.35 | $1.42 | $1.19 | $1.75 | $1.61 |

The weighted-average fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model is $9.71, $7.74 and $4.72 per share in fiscal 2003, 2002 and 2001, respectively. The following weighted-average assumptions were used for grants in 2003, 2002 and 2001: dividend yield of 0.62% for fiscal 2003, 0.71% for fiscal 2002 and 0.86% for fiscal 2001; expected volatility of 46% for fiscal 2003, 50% for fiscal 2002 and 48% for fiscal 2001; risk-free interest rates of 5.23% for fiscal 2003, 4.81% for fiscal 2002 and 6.67% for fiscal 2001 and expected lives of seven years for fiscal 2003, 2002 and 2001.

**Use of Estimates in the Preparation of Financial Statements**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Stockholders' Equity**

Under a series of share repurchase authorizations approved by the Board of Directors, the Company has maintained a discretionary buy-back program throughout fiscal 2003. There were no shares repurchased under the repurchase program during fiscal 2003 and fiscal 2002. As of January 31, 2003, the Company had authorization to repurchase shares up to an additional $4.5 million against an aggregate authorization of $30.0 million.

**Recently Issued Accounting Standards**

In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and financial reporting for legal obligations and costs associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of SFAS No. 143 effective for fiscal 2004. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial position and results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002. This statement supercedes the EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)." SFAS No. 146 requires that liabilities associated with exit or disposal activities initiated after adoption be recognized and measured at fair value when incurred, as opposed to at the date an entity commits to the exit or disposal plans. The Company is still evaluating the impact of adopting this pronouncement on its consolidated financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded on the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees, including indemnifications, that an entity has issued and a rollforward of the entity's product warranty liabilities. The Company will apply the recognition provisions of FIN 45 prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements of interim periods or annual periods ending after December 15, 2002. See Note 1 under "Warranty Costs." The Company is currently in the process of evaluating the potential impact that the adoption of the recognition provisions of FIN 45 will have on its consolidated financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, which amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The adoption of SFAS No. 148 is not expected to have a significant impact on the Company's consolidated financial position and results of operations.

### Reclassification

Certain reclassifications were made to prior years' financial statement amounts and related note disclosures to conform to the fiscal 2003 presentation.

## *Note 2 - Inventories*

Inventories consist of the following *(in thousands)*:

| | 2003 | 2002 |
|---|---|---|
| Finished goods | $ 73,148 | $67,412 |
| Component parts | 40,649 | 37,253 |
| Work-in-process | 2,262 | 2,075 |
| | 116,059 | 106,740 |
| Less: inventories reserve | (4,323) | (8,151) |
| | $111,736 | $98,589 |

### *Note 3 - Property, Plant and Equipment*

Property, plant and equipment at January 31, at cost, consisted of the following *(in thousands):*

| | 2003 | 2002 |
|---|---|---|
| Furniture and equipment | $31,393 | $26,657 |
| Computer software | 24,338 | 20,235 |
| Leasehold improvements | 21,420 | 20,334 |
| | 77,151 | 67,226 |
| Less: accumulated depreciation | (37,212) | (28,500) |
| | $39,939 | $38,726 |

Depreciation expense for fiscal 2003, 2002 and 2001 was $7.6 million, $6.8 million and $5.7 million, respectively.

### *Note 4 - Bank Credit Arrangements and Lines of Credit*

The Company's revolving credit facility with its domestic bank group was entered into in June 2000 to provide for a three year $100.0 million unsecured revolving line of credit. The line of credit expires on June 22, 2003. The Company is in the process of renewing a new multi-year revolving line of credit that is expected to be completed prior to June 22, 2003. In addition, certain members within the bank group provided for $15.0 million of uncommitted working capital lines of credit at January 31, 2003 and 2002, respectively. As of January 31, 2003, one bank in the domestic bank group issued five irrevocable standby letters of credit for retail and operating facility leases to various landlords and Canadian payroll to the Royal Bank of Canada totaling $0.6 million with expiry dates through June 30, 2003. The Company pays a facility fee on the unused portion of the credit facility. The agreement also contains certain financial covenants including an interest coverage ratio, and certain restrictions that limit the Company on the sale, transfer or distribution of corporate assets, including dividends, and limit the amount of debt outstanding. The Company was in compliance with these restrictions and covenants at January 31, 2003 and 2002. The domestic unused line of credit was $115.0 million and $108.5 million at January 31, 2003 and 2002, respectively.

A Swiss subsidiary of the Company maintains unsecured lines of credit with an unspecified length of time with a Swiss bank. Available credit under these lines totaled 8.8 million Swiss francs at both January 31, 2003 and 2002, with dollar equivalents of approximately $6.5 million and $5.1 million, respectively, of which a maximum of $5.0 million can be drawn. As of January 31, 2003, the Swiss bank has made guarantees to certain Swiss third party obligations of approximately 1.0 million Swiss francs. There are no restrictions on transfers in the form of dividends, loans or advances to the Company by its foreign subsidiaries.

There were no outstanding borrowings against the Company's aggregate demand lines of credit at January 31, 2003. Outstanding borrowings of $6.5 million existed at January 31, 2002. Aggregate maximum and average monthly outstanding borrowings against the Company's lines of credit and related weighted average interest rates during fiscal 2003 and 2002 were as follows (dollars in thousands):

| | Fiscal Year Ended January 31, | |
|---|---|---|
| | **2003** | 2002 |
| Maximum borrowings | **$38,425** | $52,250 |
| Average monthly borrowings | **$27,958** | $37,493 |
| Weighted average interest rate | **2.8%** | 4.8% |

Weighted average interest rates were computed based on average month-end outstanding borrowings and applicable average month-end interest rates.

### *Note 5 - Long-term Debt*

The components of long-term debt as of January 31 were as follows *(in thousands):*

| | **2003** | 2002 |
|---|---|---|
| Senior Notes | **$10,000** | $15,000 |
| Series A Senior Notes | **25,000** | 25,000 |
| | **35,000** | 40,000 |
| Less: current portion | **—** | 5,000 |
| Long-term debt | **$35,000** | $35,000 |

Senior Notes due January 31, 2005 (the "Senior Notes") were issued in a private placement completed in fiscal 1994 and bear interest at 6.56% per annum, payable semiannually on July 31 and January 31, and are subject to annual payments of $5.0 million commencing January 31, 1998. The payment for fiscal 2004 is not payable until February 3, 2004 and as such is classified as noncurrent. In fiscal 2003 the payment was due in the current fiscal year and was accordingly classified as a current liability. The Company has the option to prepay amounts due to holders of the Senior Notes at 100% of the principal plus a "make-whole" premium and accrued interest.

The Series A Senior Notes ("Series A Senior Notes") were issued on December 1, 1998 under a Note Purchase and Private Shelf Agreement and bear interest at 6.90% per annum. Interest is payable semiannually on April 30 and October 30. These notes mature on October 30, 2010 and are subject to annual payments of $5.0 million commencing on October 31, 2006.

On March 21, 2001, the Company entered into a new Note Purchase and Private Shelf Agreement, which allows for the issuance for up to three years after the date thereof, of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance. As of January 31, 2003 the Company had no borrowings under this agreement.

The agreements governing the Senior Notes and Series A Senior Notes contain certain restrictions and covenants which generally require the maintenance of a minimum net worth, limit the amount of additional secured debt the Company can incur and limit the sale, transfer or distribution of corporate assets, including dividends. The Company was in compliance with these restrictions and covenants at January 31, 2003 and 2002.

### *Note 6 - Hedging Transactions and Derivative Financial Instruments*

The Company's policy is to enter into forward exchange contracts and purchased foreign currency options to reduce exposure to adverse fluctuations in foreign exchange rates and, to a lesser extent, in commodity prices related to its purchases of watches. When entered into, the Company formally documents these derivative instruments as a cash flow hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Company formally assesses, both at the inception and at each financial quarter thereafter, the effectiveness of the derivative instrument hedging the underlying forecasted cash flow transaction which is being hedged. Any ineffectiveness related to the derivative financial instruments' change in fair value will be recognized in the period in which the ineffectiveness was calculated.

During fiscal 2003, the Company's risk management policy was modified to include net investment hedging of the Company's Swiss franc-denominated investment in its wholly-owned subsidiaries located in Switzerland. When entered into for this purpose, the Company formally documents the derivative instrument as a net investment hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Company formally assesses, both at the inception and at each financial quarter thereafter, the effectiveness of the derivative instrument hedging the net investment.

All of the Company's derivative instruments have liquid markets to assess fair value. The Company does not enter into any derivative instruments for trading purposes.

As of January 31, 2003, the balance of deferred net gains on derivative instruments documented as cash flow hedges included in accumulated other comprehensive income ("AOCI") was $4.4 million, net of tax of $2.9 million, compared to $0.4 million in net losses at January 31, 2002, net of a tax benefit of $0.1 million. The Company estimates that $3.3 million of the deferred net gains at January 31, 2003 will be realized into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The primary underlying transaction which will cause the amount in AOCI to affect cost of goods sold consists of the Company's sell through of inventory purchased predominantly in Swiss francs. The maximum length of time the Company is hedging its exposure to the fluctuation in future cash flows for forecasted transactions is 24 months. For the years ended January 31, 2003 and 2002, the Company reclassified net gains from AOCI to earnings of approximately $1.7 million and $0.6 million, respectively.

During fiscal 2003 and 2002, the Company recorded no charge related to its assessment of the effectiveness of its derivative hedge portfolio. However, the Company incurred a $0.3 million loss, net of a tax benefit of $0.2 million, for the amounts excluded in the assessment of the derivative hedge portfolio effectiveness for fiscal year 2003, compared to a $2.2 million loss in fiscal 2002, net of a tax benefit of $0.5 million. The Company also recorded, a $0.2 million gain, net of tax of $0.1 million, resulting from a discontinued cash flow hedge in fiscal year 2002 because the original forecasted transaction did not occur by the end of the original specified time period. The Company records these transactions in the cost of sales of the consolidated statements of income.

The balance of net loss included in the cumulative foreign currency translation adjustment associated with derivatives documented as net investment hedges was $0.3 million, net of a tax benefit of $0.2 million as of January 31, 2003. Under SFAS No. 133, changes in fair value of these instruments are recognized in AOCI to offset the change in the value of the net investment being hedged.

The following presents fair value and maturities of the Company's foreign currency derivatives outstanding as of January 31, 2003 (in millions):

| January 31, 2003 | Fair Value | Maturities |
|---|---|---|
| Forward exchange contracts | $12.6 | 2003 |
| Commodity future contracts | $0.3 | 2003 |
| Purchased foreign currency options | $3.0 | 2003-2005 |
| | $15.9 | |

The Company estimates the fair value of its foreign currency derivatives based on quoted market prices or pricing models using current market rates. These derivative instruments are currently reflected in other assets or current liabilities.

*Note 7 - Fair Value of Other Financial Instruments*

The fair value of the Company's 6.56% Senior Notes and 6.90% Series A Senior Notes approximate 104% and 108% of the carrying value of the notes, respectively, as of January 31, 2003. The fair value was calculated based upon the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or upon estimated prices based on current yields for debt issues of similar quality and terms.

### *Note 8 - Income Taxes*

The provision for income taxes for the fiscal years ended January 31, 2003, 2002 and 2001 consists of the following components *(in thousands):*

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Current: | | | |
| U.S. Federal | **$3,454** | $ 480 | $3,124 |
| U.S. State and Local | **134** | (165) | 498 |
| Non-U.S. | **445** | 1,221 | 2,607 |
| | **4,033** | 1,536 | 6,229 |
| Noncurrent: | | | |
| U.S. Federal | **—** | — | — |
| U.S. State and Local | **—** | — | — |
| Non-U.S. | **3,165** | 1,109 | 1,674 |
| | **3,165** | 1,109 | 1,674 |
| Deferred: | | | |
| U.S. Federal | **775** | 1,057 | (1,948) |
| U.S. State and Local | **(65)** | 26 | (385) |
| Non-U.S. | **(107)** | 7 | 1,352 |
| | **603** | 1,090 | (981) |
| Provision for income taxes | **$7,801** | $3,735 | $6,922 |

Significant components of the Company's deferred income tax assets and liabilities for the fiscal year ended January 31, 2003 and 2002 consist of the following *(in thousands):*

| | 2003 Deferred Tax | | 2002 Deferred Tax | |
|---|---|---|---|---|
| | Assets | Liabilities | Assets | Liabilities |
| Operating loss carry forwards | $ 1,159 | $ — | $1,480 | $ — |
| Rent accrual | 257 | — | 195 | — |
| Inventory reserve | 2,364 | 5,025 | 2,554 | 4,058 |
| Receivable allowance | 1,941 | 1,079 | 2,181 | 895 |
| Deferred compensation | 3,718 | — | 3,552 | — |
| FAS 133 | — | 2,668 | — | — |
| Depreciation/amortization | 23 | — | 597 | — |
| Other | 1,537 | 308 | 681 | — |
| | 10,999 | 9,080 | 11,240 | 4,953 |
| Valuation allowance | (950) | — | (1,480) | — |
| Total | $10,049 | $9,080 | $9,760 | $4,953 |

As of January 31, 2003, the Company had foreign net operating loss carryforwards of approximately $4.8 million, which are available to offset taxable income in future years. As of January 31, 2003, the Company maintained a valuation allowance with respect to the tax benefit of certain foreign net operating loss carryforwards. Since the Company's foreign deferred tax assets relate primarily to its former sales office in Germany, which is currently operated by an independent distributor, the Company's assessment is that a portion of the foreign deferred tax assets will not likely be utilized in the foreseeable future. Management is continuing to evaluate the appropriate level of allowance based on future operating results and changes in circumstances.

The provision for income taxes differs from the amount determined by applying the U.S. federal statutory rate as follows *(in thousands)*:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| Provision for income taxes at the U.S. statutory rate | **$9,751** | $7,262 | $9,691 |
| Lower effective foreign income tax rate | **(4,110)** | (4,332) | (3,621) |
| Change in valuation allowance | **(12)** | 110 | (75) |
| Tax provided on repatriated earnings of foreign subsidiaries | **1,856** | 1,377 | 265 |
| State and local taxes, net of federal benefit | **44** | (139) | 113 |
| Other, net | **272** | (543) | 549 |
| Total | **$7,801** | $3,735 | $6,922 |

In fiscal 2003, the Company recognized a tax benefit of $0.3 million from realization of domestic and of certain foreign net operating loss carryforwards.

No provision has been made for federal income or withholding taxes which may be payable on the remittance of the undistributed retained earnings of foreign subsidiaries approximating $183 million at January 31, 2003, as those earnings are considered reinvested for an indefinite period. As a result of various tax planning strategies available to the Company, it is not practical to estimate the amount of tax, if any, that may be payable on the eventual distribution of such earnings.

### *Note 9 - Other Assets*

In fiscal 1996, the Company entered into an agreement with a trust which owned an insurance policy issued on the lives of the Company's Chairman and his spouse. Under this agreement, the trust assigned the insurance policy to the Company as collateral to secure repayment by the trust of interest-free loans made by the Company to the trust in amounts equal to the premiums on said insurance policy (approximately $741,000 per annum). The agreement required the trust to repay the loans from the proceeds of the policy. At January 31, 2003 and 2002, the Company had outstanding loans from the trust of $5.2 million and $4.6 million, respectively. On April 4, 2003 the agreement was amended and restated to transfer the policy (which at that time had a cash surrender value of $4,595,591) from the trust to the Company in partial repayment of the then outstanding loan balance which, as of that date, was reduced to $591,269.

### Note 10 - Leases, Commitments and Contingencies

The Company leases office, distribution, retail and manufacturing facilities and office equipment under operating leases, which expire at various dates through June 2013. Certain of the leases provide for renewal options and escalation clauses for real estate taxes and other occupancy costs. Rent expense for equipment and distribution, factory and office facilities under operating leases was approximately $8.9 million, $7.7 million and $8.2 million in fiscal 2003, 2002 and 2001, respectively. Minimum annual rentals at January 31, 2003 under noncancelable operating leases which do not include escalations that will be based on increases in real estate taxes and operating costs are as follows:

| Year Ending January 31, *(in thousands)*: | |
|---|---|
| 2004 | $ 7,922 |
| 2005 | 7,452 |
| 2006 | 7,054 |
| 2007 | 6,363 |
| 2008 | 5,095 |
| Thereafter | 19,387 |
| | $53,273 |

Due to the nature of its business as a luxury consumer goods distributor, the Company is exposed to various commercial losses. The Company believes it is adequately insured against such losses.

### Note 11 - Employee Benefit Plans

The Company maintains an Employee Savings Plan under Section 401(k) of the Internal Revenue Code. Company contributions and expenses of administering the Employee Savings Plan amounted to $0.7 million, $0.6 million and $0.5 million in fiscal 2003, 2002 and 2001, respectively.

Effective June 1, 1995, the Company adopted a defined contribution supplemental executive retirement plan ("SERP"). The SERP provides eligible executives with supplemental pension benefits in addition to amounts received under the Company's other retirement plan. The Company makes a matching contribution which vests equally over five years. During fiscal 2003, 2002 and 2001, the Company recorded an expense related to the SERP of approximately $0.5 million, $0.5 million and $0.4 million, respectively.

During fiscal 1999, the Company adopted a Stock Bonus Plan for all employees not in the SERP. Under the terms of this Stock Bonus Plan, the Company contributes a discretionary amount to the trust established under the plan. Each plan participant vests after five years in 100% of their respective prorata portion of such contribution. For fiscal 2003, 2002 and 2001, the Company recorded an expense of $0.1 million, $0.2 million and $0.1 million, respectively, related to this plan.

On September 23, 1994, the Company entered into a Death and Disability Benefit Plan agreement with the Company's Chairman. Under the terms of the agreement, in the event of the Chairman's death or disability, the Company is required to make an annual benefit payment of approximately $300,000 to his spouse for the lesser of ten years or her remaining lifetime. Neither the agreement nor the benefits payable thereunder are assignable and no benefits are payable to the estates or heirs of the Chairman or his spouse. Results of operations include an actuarially determined charge related to this plan of approximately $0.1 million in each of the fiscal years 2003, 2002 and 2001.

Effective concurrently with the consummation of the Company's public offering in the fourth quarter of fiscal 1994, the Board of Directors and the shareholders of the Company approved the adoption of the Movado Group, Inc. 1993 Employee Stock Option Plan (the "Employee Stock Option Plan") for the benefit of certain officers, directors and key employees of the Company. The Employee Stock Option Plan was amended in fiscal 1997 and restated as the Movado Group, Inc. 1996 Stock Incentive Plan (the "Plan"). Under the Plan, the Compensation Committee of the Board of Directors, which is comprised of the Company's four outside directors, has the authority to grant incentive stock options and nonqualified stock options, to purchase, as well as stock appreciation rights and stock awards, up to 3,500,000 shares of Common Stock. Options granted to participants under the Plan generally become exercisable in equal installments over three or five years and remain exercisable until the tenth anniversary of the date of grant. The option price may not be less than the fair market value of the stock at the time the options are granted.

Transactions in stock options under the Plan since fiscal 2000 are summarized as follows:

| | Outstanding Options | Weighted Average Exercise Price |
|---|---|---|
| January 31, 2000 | 1,556,417 | 15.65 |
| Options granted | 244,050 | 8.72 |
| Options exercised | (103,387) | 8.15 |
| Options forfeited | (82,779) | 18.86 |
| January 31, 2001 | 1,614,301 | 15.09 |
| Options granted | 911,700 | 17.26 |
| Options exercised | (231,301) | 8.29 |
| Options forfeited | (118,028) | 19.70 |
| January 31, 2002 | 2,176,672 | 16.47 |
| Options granted | 324,450 | 20.10 |
| Options exercised | (177,748) | 9.08 |
| Options forfeited | (53,614) | 18.77 |
| **January 31, 2003** | **2,269,760** | **17.52** |

Options exercisable at January 31, 2003, 2002 and 2001 were 1,095,797, 796,015 and 813,587, respectively. The following table summarizes outstanding and exercisable stock options as of January 31, 2003:

| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life (years) | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
|---|---|---|---|---|---|
| $ 5.95 - $ 8.92 | 257,033 | 5.4 | $8.21 | 139,853 | $7.96 |
| $ 8.93 - $11.90 | 181,801 | 3.0 | $9.94 | 181,801 | $9.94 |
| $11.91 - $14.87 | 508,776 | 7.0 | $14.05 | 247,683 | $13.71 |
| $14.88 - $17.85 | 186,400 | 7.9 | $17.15 | 68,002 | $17.06 |
| $17.86 - $20.82 | 328,975 | 8.6 | $19.72 | 58,434 | $20.01 |
| $20.83 - $23.80 | 368,750 | 7.4 | $21.27 | 179,184 | $21.21 |
| $23.81 - $26.77 | 384,025 | 6.8 | $24.96 | 176,840 | $25.11 |
| $26.78 - $29.75 | 54,000 | 5.3 | $29.58 | 44,000 | $29.55 |
| | 2,269,760 | 6.8 | $17.52 | 1,095,797 | $16.59 |

*Note 12 - Accumulated Other Comprehensive Income Income (Loss)*

The components of accumulated other comprehensive income (loss) for the twelve months ended January 31, 2003, 2002 and 2001 are as follows *(in thousands)*:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Balance at beginning of Fiscal Year | ($23,286) | ($18,169) | ($16,462) |
| Accounting change, net of tax | — | 367 | — |
| Net unrealized gain (loss) on investment, net of tax | (82) | 199 | — |
| Effective portion of unrealized gain (loss) on hedging contracts, net of tax | 4,584 | (449) | — |
| Foreign currency translation adjustment | 38,170 | (5,234) | (1,707) |
| Balance at end of Fiscal Year | $19,386 | ($23,286) | ($18,169) |

### *Note 13 - Other Charges*

During the quarter ended October 31, 2001, the Company recorded a severance and early retirement charge associated with a head count reduction of 38 U.S. corporate and operations workforce spread across employee classes. The charge associated with this reduction was $2.7 million pre-tax. At January 31, 2003 and 2002, $0.5 million and $2.2 million were included in accrued liabilities, respectively.

### *Note 14 - Segment Information*

The Company divides its business into two major geographic segments: "Domestic," which includes the result of the Company's North American, Caribbean and Tommy Hilfiger South American operations, and "International," which includes the results of all other Company operations. The Company's international operations are principally conducted in Europe, the Middle East and Asia. The Company's international assets are substantially located in Europe.

The Company conducts its business primarily in three operating segments: "Wholesale," "Retail" and "Other." The Company's wholesale segment includes the designing, manufacturing and distribution of quality watches. Retail includes the Movado Boutiques and outlet stores. Other segment includes the Company's service center operations and shipping. The accounting policies of the segments are the same as those described in "Significant Accounting Policies." The Company evaluates segment performance based on operating profit.

Operating Segment Data as of and for the Fiscal Year Ended January 31, *(in thousands)*:

| | Net Sales | | | Operating Income (Loss) | | |
|---|---|---|---|---|---|---|
| | **2003** | 2002 | 2001 | **2003** | 2002 | 2001 |
| Wholesale | **$420,429** | $394,196 | $462,039 | **$30,110** | $25,813 | $35,867 |
| Retail | **53,882** | 47,172 | 39,303 | **512** | (719) | (1,183) |
| Other | **8,293** | 8,832 | 5,480 | **1,154** | 1,179 | (552) |
| Elimination (1) | **(182,527)** | (150,475) | (185,981) | **—** | — | — |
| Consolidated total | **$300,077** | $299,725 | $320,841 | **$31,776** | $26,273 | $34,132 |

| | Total Assets | | | Capital Expenditures | | |
|---|---|---|---|---|---|---|
| | **2003** | 2002 | 2001 | **2003** | 2002 | 2001 |
| Wholesale | **$268,236** | $238,102 | $236,711 | **$4,019** | $8,029 | $8,311 |
| Retail | **34,217** | 31,177 | 29,068 | **2,142** | 5,271 | 2,184 |
| Other | **—** | — | — | **4** | 5 | 7 |
| Corporate (2) | **42,701** | 21,397 | 24,626 | **360** | 597 | 331 |
| Consolidated total | **$345,154** | $290,676 | $290,405 | **$6,525** | $13,902 | $10,833 |

| | Depreciation and Amortization | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Wholesale | $6,077 | $5,701 | $4,460 |
| Retail | 1,852 | 1,507 | 1,157 |
| Other | 61 | 41 | 41 |
| Corporate | 379 | 301 | 683 |
| Consolidated total | $8,369 | $7,550 | $6,341 |

Geographic Segment Data as of and for the Fiscal Year Ended January 31, *(in thousands):*

| | Net Sales | | | Long-lived Assets | | |
|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2003 | 2002 | 2001 |
| Domestic | $275,730 | $263,869 | $304,265 | $26,530 | $26,770 | $18,483 |
| International | 206,874 | 186,331 | 202,557 | 13,409 | 11,956 | 14,423 |
| Elimination(1) | (182,527) | (150,475) | (185,981) | — | — | — |
| Consolidated total | $300,077 | $299,725 | $320,841 | $39,939 | $38,726 | $32,906 |

| | Income (Loss) before Taxes | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Domestic | $6,236 | ($759) | $5,469 |
| International | 21,624 | 21,617 | 22,220 |
| Consolidated total | $27,860 | $20,858 | $27,689 |

*(1) Elimination of intercompany sales.*

*(2) Corporate assets represent cash and fixed assets.*

### *Note 15 - Quarterly Financial Data (Unaudited)*

The following table presents unaudited selected interim operating results of the Company for fiscal 2003 and 2002 *(in thousands, except per share amounts):*

| | Quarter Ended | | | |
|---|---|---|---|---|
| | 1st | 2nd | 3rd | 4th |
| Fiscal 2003 | | | | |
| Net sales | **$57,271** | **$72,244** | **$91,023** | **$79,539** |
| Gross profit | **$35,179** | **$44,373** | **$55,775** | **$48,843** |
| Net income | **$332** | **$5,372** | **$8,808** | **$5,547** |
| Per share: | | | | |
| Net income: | | | | |
| Basic | **$0.03** | **$0.45** | **$0.74** | **$0.47** |
| Diluted | **$0.03** | **$0.44** | **$0.73** | **$0.46** |
| Fiscal 2002 | | | | |
| Net sales | $56,512 | $78,352 | $90,103 | $74,758 |
| Gross profit | $34,944 | $47,988 | $55,879 | $45,261 |
| Net income (loss) | ($237) | $5,125 | $7,524 | $4,602 |
| Per share: | | | | |
| Net income (loss): | | | | |
| Basic | ($0.02) | $0.44 | $0.64 | $0.39 |
| Diluted | ($0.02) | $0.42 | $0.63 | $0.38 |

As each quarter is calculated as a discrete period, the sum of the four quarters may not equal the calculated full year amount. This is in accordance with prescribed reporting requirements.

### *Note 16 - Supplemental Cash Flow Information*

The following is provided as supplemental information to the consolidated statements of cash flows *(in thousands):*

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| Cash paid during the year for: | | | |
| Interest | **$3,559** | $4,963 | $6,634 |
| Income taxes | **$6,583** | $9,118 | $2,992 |

## Report of Management

The consolidated financial statements and all related financial information contained in the Annual Report were prepared by management, who are responsible for their integrity and consistency. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's estimates and judgments.

The Company maintains a system of internal accounting controls and procedures designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and properly recorded in accordance with management's authorization. The design, monitoring and revision of internal control systems involve, among other things, management's judgement with respect to the relative cost and expected benefit of specific control measures. The Company also maintains an internal audit function that evaluates and reports on the adequacy and effectiveness of internal controls, policies and procedures.

Pricewaterhouse Coopers LLP, independent accountants, have audited and reported on the Company's consolidated financial statements. Their report expresses their opinion with respect to the fair presentation of these statements in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee of the Board of Directors, which is comprised solely of independent directors within the meaning of the NYSE rules, meets periodically with the independent accountants, with the internal auditors, with general counsel, as well as with management to review accounting, auditing, internal accounting controls and financial reporting matters. Both Pricewaterhouse Coopers LLP and internal audit have unrestricted access to the Audit Committee and meet with them without management representatives being present.



Efraim Grinberg
*President and Chief Executive Officer*



Richard J. Coté
*Executive Vice President and Chief Operating Officer*



Eugene J. Karpovich
*Senior Vice President and Chief Financial Officer*





## Report of Independent Accountants

To the Board of Directors
and Shareholders of Movado Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Movado Group, Inc. and its subsidiaries at January 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 13, 2003

## Selected Financial Data

The selected financial data presented below has been derived from the Consolidated Financial Statements. This information should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto and other information contained elsewhere in this report. Amounts are in thousands except per share amounts.

| | Fiscal Year Ended January 31, | | | | |
|---|---|---|---|---|---|
| | **2003** | 2002 | 2001 | 2000 | 1999 |
| Statement of income data: | | | | | |
| Net sales | **$300,077** | $299,725 | $320,841 | $295,067 | $277,836 |
| Cost of sales | **115,907** | 115,653 | 123,392 | 126,667 | 111,766 |
| Selling, general and administrative | **152,394** | 157,799 | 163,317 | 152,631 | 133,395 |
| Total expenses | **268,301** | 273,452 | 286,709 | 279,298 | 245,161 |
| Operating income | **31,776** | 26,273 | 34,132 | 15,769 | 32,675 |
| Interest expense, net | **3,916** | 5,415 | 6,443 | 5,372 | 5,437 |
| Gain on disposition of business | **-** | - | - | 4,752 | - |
| Income before taxes and cumulative effect of a change in accounting principle | **27,860** | 20,858 | 27,689 | 15,149 | 27,238 |
| Provision for income taxes [1] | **7,801** | 3,735 | 6,922 | 1,428 | 6,265 |
| Income before cumulative effect of a change in accounting principle | **20,059** | 17,123 | 20,767 | 13,721 | 20,973 |
| Cumulative effect of a change in accounting principle | **-** | (109) | - | - | - |
| Net income [2] [3] | **$ 20,059** | $ 17,014 | $ 20,767 | $ 13,721 | $ 20,973 |
| Net income per share-Basic | **$ 1.69** | $ 1.46 | $ 1.78 | $ 1.10 | $ 1.63 |
| Net income per share-Diluted [2] [3] | **$ 1.65** | $ 1.42 | $ 1.75 | $ 1.06 | $ 1.58 |
| Basic shares outstanding | **11,870** | 11,683 | 11,651 | 12,527 | 12,842 |
| Diluted shares outstanding | **12,190** | 12,007 | 11,866 | 12,890 | 13,256 |
| Cash dividends declared per share | **$ 0.12** | $0.12 | $ 0.105 | $ 0.10 | $ 0.08 |
| Balance sheet data (end of period): | | | | | |
| Working capital | **$219,420** | $153,932 | $154,637 | $157,465 | $191,033 |
| Total assets | **345,154** | 290,676 | 290,405 | 259,649 | 296,375 |
| Long-term debt | **35,000** | 35,000 | 40,000 | 45,000 | 55,000 |
| Shareholders' equity | **236,212** | 172,470 | 159,470 | 147,815 | 162,608 |

*[1] Reflects a lower estimated tax rate adjustment in fiscal 2002 due to a shift in global earnings mix.*
*[2] Fiscal 2000, includes an $8.3 million pre-tax or $0.46 per share after tax one-time charge and $4.8 million pre-tax or $0.28 per share after tax gain from the sale of the Company's Piaget business. Excluding these items, net income would have been $15.9 million or $1.24 per share on a diluted basis.*
*[3] Fiscal 2002, includes pre-tax expense of $2.7 million relating to a one-time severance and early retirement charge. Excluding the one-time severance and early retirement charge and income tax rate adjustment, net income would have been $16.9 million or $1.40 per diluted share.*

# Market for Registrant's Common Stock and Related Shareholder Matters

As of April 8, 2003, there were 46 holders of record of Class A Common Stock and, the Company estimates, approximately 2,724 beneficial owners of the Common Stock represented by 449 holders of record. The Common Stock is traded on the New York Stock Exchange under the symbol "MOV" and on April 8, 2003, the closing price of the Common Stock was $19.24. The quarterly high and low closing prices for the fiscal years ended January 31, 2003 and 2002 were as follows:

| | Fiscal 2003 | | Fiscal 2002 | |
|---|---|---|---|---|
| Quarter Ended | Low | High | Low | High |
| April 30 | $17.19 | $22.69 | $12.75 | $16.69 |
| July 31 | $18.04 | $25.03 | $15.46 | $20.20 |
| October 31 | $14.69 | $19.92 | $14.45 | $19.51 |
| January 31 | $16.52 | $19.84 | $16.30 | $19.45 |

In connection with the October 7, 1993 public offering, each share of the then currently existing Class A Common Stock was converted into 10.46 shares of new Class A Common Stock, par value of $.01 per share (the "Class A Common Stock"). Each share of Common Stock is entitled to one vote per share and each share of Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders. Each holder of Class A Common Stock is entitled to convert, at anytime, any and all such shares into the same number of shares of Common Stock. Each share of Class A Common Stock is converted automatically into Common Stock in the event that the beneficial or record ownership of such shares of Class A Common Stock is transferred to any person, except to certain family members or affiliated persons deemed "permitted transferees" pursuant to the Company's Amended Restated Certificate of Incorporation. The Class A Common Stock is not publicly traded and consequently, there is currently no established public trading market for these shares.

During each fiscal year ended January 31, 2003 and 2002, the Board of Directors approved four $0.03 per share quarterly cash dividends to Common Stock and Class A Common Stock shareholders. The declaration and payment of future dividends, if any, will be at the sole discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, capital and surplus requirements, future prospects, terms of indebtedness and other factors deemed relevant by the Board of Directors. See Notes 4 and 5 to the Consolidated Financial Statements regarding contractual restrictions on the Company's ability to pay dividends.

# Corporate Directory

## Executive Officers and Directors

Gedalio Grinberg
*Director,*
*Chairman of the Board*

Efraim Grinberg
*Director,*
*President and Chief Executive Officer*

Richard J. Coté
*Director,*
*Executive Vice President and*
*Chief Operating Officer*

Eugene J. Karpovich
*Senior Vice President and*
*Chief Financial Officer*

Frank V. Kimick
*Vice President - Treasurer*

Timothy F. Michno
*Secretary and General Counsel*

Margaret Hayes Adame
*Director,*
*President, The Fashion Group*
*International*

Donald Oresman
*Director,*
*of Counsel Simpson, Thacher & Bartlett*

Leonard L. Silverstein
*Director,*
*Partner, Silverstein and Mullens*
*a division of Buchanan Ingersoll, P.C.*

Alan H. Howard
*Director,*
*Managing Director,*
*Credit Suisse First Boston LLC*

## Corporate Information

### Corporate Headquarters
Movado Group, Inc.
650 From Road
Paramus, New Jersey 07652
(201) 267-8000
www.movadogroupinc.com

### Transfer Agent and Registrar
The Bank of New York
Shareholder Relations Dept. - 11E
PO Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458 (within the U.S.)
(610) 312-5303 (outside the U.S.)
(800) 936-4237 (hearing impaired)
www.stockbny.com

### Independent Accountants
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932
(973) 236-4000

### Corporate Counsel
Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

### Annual Meeting
The Annual Meeting of Shareholders will be held on June 18, 2003 at 10:00 am at 650 From Road Paramus, NJ 07652

### Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available to shareholders without charge upon written request to
Movado Group, Inc.
650 From Road, Paramus, NJ 07652
Attention: Frank V. Kimick,
Vice President-Treasurer
(201) 267-8000

**MOVADO GROUP, INC.** 650 FROM ROAD, PARAMUS, NJ 07652 (201) 267-8000